EXHIBIT 99.1

Ero Copper Announces 18% Increase in Mineral Reserves and Extension of Mine Life to 6 Years at the Xavantina Operations

VANCOUVER, British Columbia, March 28, 2023 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce an update of its National Instrument 43-101 (“NI 43-101”) compliant mineral reserves and resources along with a life-of-mine ("LOM") production plan for its Xavantina Operations, located in Mato Grosso State, Brazil. The updated mineral reserve and mineral resource estimates incorporate drilling activities through September 30, 2022 while mining depletion has been updated through the effective date of the estimate, October 31, 2022.

HIGHLIGHTS

  18% increase in proven and probable mineral reserves at the Xavantina Operations as compared to the 2021 estimate, including a 15% increase at the Santo Antônio Vein and a 45% increase at the Matinha Vein
  Proven and probable mineral reserve compound annual growth rate ("CAGR") of approximately 95% from 2018 to 2022
  22% increase in measured and indicated mineral resources at the Xavantina Operations, inclusive of mineral reserves, as compared to the 2021 estimate
  Updated LOM production plan demonstrates the success of the Company's NX 60 initiative, with the Xavantina Operations expected to achieve over 60,000 ounces of gold production in 2024 following the commencement of production from the Matinha Vein in the second half of 2023
  Updated LOM production plan reflects an 8% increase in projected mill head grades when compared to the same-year projections outlined in the Company's 2022 5-Year Outlook (please refer to press release dated January 11, 2022)
  Excess mill capacity of approximately 25% continues to offer further expansion potential

"Our Xavantina Operation continues to thrive and expand," stated David Strang, Chief Executive Officer. "Since acquiring the mine in 2016 with no mineral reserves, no mine life, and approximately 25,000 ounces of annual gold production, we have added significant value to this operation through our investments in exploration and underground infrastructure. We expect to produce over 50,000 ounces of gold this year and have a mine life that now extends to 2028. Importantly, we continue to see strong additional exploration potential at both the Santo Antônio and Matinha veins as well as across our regional exploration targets.

"Today's update also highlights the success of our NX 60 initiative, with our LOM plan showing 60,000 ounces of gold production in 2024 following the commencement of production from the Matinha Vein later this year. While I am pleased with Xavantina's continued growth, I believe there is still significant value to unlock at this asset. Moving forward, we hope to identify an additional vein that can serve as a third source of ore for the Xavantina mill, allowing us to achieve potential throughput rates of up to 300,000 tonnes per annum."

Xavantina Operations Proven & Probable Mineral Reserve Evolution Since IPO
(contained gold)

Note: Mineral reserve estimates were prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”), and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 29, 2019 (the “CIM Guidelines”), using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Please see the 2018 Xavantina Technical Report, 2019 Xavantina Technical Report and 2020 Xavantina Technical Report, as applicable and as defined below, for a discussion on the assumptions, parameters and methods used to estimate the mineral resources and reserves. Please refer to the press release dated January 6, 2022 for a discussion on the assumptions, parameters and methods used to estimate the mineral resources and reserves for 2021. Please refer to the Notes on Mineral Reserves and Mineral Resources section of this press release for a discussion on the assumptions, parameters and methods used to estimate the mineral reserves. 2022 mineral reserve estimate effective date of October 31, 2022. All figures have been rounded to the relative accuracy of the estimates.

2022 LOM Plan, Mining & Milling Operations

The Company’s updated LOM production plan, prepared in conjunction with the updated mineral reserve estimate, outlines a six-year mine life with total production of nearly 323,000 ounces and average annual production of approximately 57,350 ounces of gold from 2023 to 2026. In total, from 2023 to 2028, 1,272,773 tonnes of ore are projected to be mined and processed at an average gold grade of approximately 8.52 grams per tonne.

	Unit	2023	2024	2025	2026	2027	2028	LOM
Mining & Milling Operations
Tonnes Mined & Processed	kt	169,469	221,771	218,435	215,852	215,841	231,405	1,272,773
Grade Processed	Au gpt	10.56	9.12	9.07	8.86	7.15	6.88	8.52
Recovery	%	92.6	92.6	92.6	92.6	92.6	92.6	92.6
Recovered Gold	koz	53,269	60,256	59,012	56,920	45,964	47,407	322,828

2022 MINERAL RESERVE AND RESOURCE ESTIMATE

	2022 Mineral Reserves & Resources			2021 Mineral Reserves & Resources			Change
	Tonnes (kt)	Grade (Au gpt)	Contained Au (koz)	Tonnes (kt)	Grade (Au gpt)	Contained Au (koz)	Contained Au (koz)%
Santo Antonio Vein
Proven Reserves	301	10.89	105.4	—	—	—	105.4	NA
Probable Reserves	799	8.32	213.6	958	9.01	277.5	(63.9)	(23)
Proven & Probable Reserves	1,100	9.02	318.9	958	9.01	277.5	41.5	15

Measured Resources	246	13.35	105.8	—	—	—	105.8	NA
Indicated Resources	826	10.41	276.5	950	10.56	322.4	(45.9)	(14)
Measured & Indicated	1,073	11.09	382.3	950	10.56	322.4	59.9	19

Inferred Resources	77	9.29	23.0	248	2.99	23.9	(0.9)	(4)

Matinha Vein
Proven Reserves	—	—	—	—	—	—	—	NA
Probable Reserves	213	6.24	42.6	146	6.26	29.4	13.3	45
Proven & Probable Reserves	213	6.24	42.6	146	6.26	29.4	13.3	45

Measured Resources	—	—	—	—	—	—	—	NA
Indicated Resources	186	8.92	53.3	124	8.55	34.1	19.2	56
Measured & Indicated	186	8.92	53.3	124	8.55	34.1	19.2	56

Inferred Resources	207	11.03	73.5	310	10.47	104.2	(30.7)	(30)

Brás & Buracão Veins
Measured Resources	—	—	—	—	—	—	—	NA
Indicated Resources	7	3.36	0.7	7	3.36	0.7	—	—
Measured & Indicated	7	3.36	0.7	7	3.36	0.7	—	—

Inferred Resources	157	4.71	23.8	157	4.71	23.8	—	—

Total Xavantina Operations
Proven Reserves	301	10.89	105.4	—	—	—	105.4	NA
Probable Reserves	1,012	7.88	256.2	1,104	8.64	306.8	(50.6)	(16)
Proven & Probable Reserves	1,313	8.57	361.6	1,104	8.64	306.8	54.8	18

Measured Resources	246	13.35	105.8	—	—	—	105.8	NA
Indicated Resources	1,019	10.09	330.6	1,081	10.28	357.3	(26.7)	(7)
Measured & Indicated Resources	1,265	10.73	436.4	1,081	10.28	357.3	79.1	22

Inferred Resources	441	8.48	120.2	714	6.61	151.9	(31.6)	(21)

Note: 2022 mineral reserve and resource estimates are effective as at October 31, 2022. Presented mineral resources are inclusive of mineral reserves. All figures have been rounded to reflect the relative accuracy of the estimates. Summed amounts may not add due to rounding. Mineral resources that are not mineral reserves do not have a demonstrated economic viability. See below notes on mineral reserve and resource estimates for additional technical and scientific information.

NOTES ON MINERAL RESERVES AND RESOURCES

Mineral reserve and mineral resource estimates are effective as at October 31, 2022. Mineral resources are presented inclusive of mineral reserves. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding. Mineral resources that are not mineral reserves do not have a demonstrated economic viability.

Mineral reserve and resource estimates for the Xavantina Operations are prepared under the supervision of and verified by Mr. Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), MAusIMM (No. 3219148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Reference herein of $ or USD is to United States dollars and BRL is to Brazilian reais. Mineral Reserves for the Xavantina Operations have been estimated using a gold price of $1,650/oz, and the exchange rate used for mineral reserve and resource estimates was USD/BRL 5.00.

Grade shells using a value of 1.20 gpt gold were used to generate a 3D mineralization model of the Xavantina Operations. Within the grade shells, mineral resources were estimated using ordinary kriging within 10 meter by 10 meter by 2 meter block size, with a minimum sub-block size of 1.0 meter by 1.0 meter by 0.5 meter, and the mineral resource estimate was constrained using a minimum stope dimension of 2.0 meters by 2.0 meters by 1.5 meters, a cut-off of 1.20 gpt based on underground mining and processing costs of US$72 per tonne and a gold price of US$1,900 per ounce.

Mineral reserve estimates were prepared in accordance with the CIM Standards and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Mineral reserves are the economic portion of the measured and indicated mineral resources. Mineral reserve estimates include operational dilution of 17.4% plus planned dilution of approximately 8.5% within each stope for room-and-pillar mining areas and operational dilution of 3.2% plus planned dilution of 21.2% for cut-and-fill mining areas. Mining recovery of 92.5% and 94.7% assumed for room-and-pillar and cut-and-fill areas, respectively. Practical mining shapes (wireframes) were designed using geological wireframes / mineral resource block models as a guide.

Please refer to the Company's press release dated January 6, 2022 for technical information and assumptions related to the 2021 mineral reserve and mineral resource estimate. Where applicable, please refer to the NI 43-101 technical report entitled "Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina" dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Paulo Roberto Bergmann, FAusIMM, Bernardo Horta de Cerqueira Viana, MAIG and Leonardo de Moraes Soares, MAIG, all of GE21 for technical information and assumptions related to the 2020 mineral reserve and mineral resource estimate (the “2020 Xavantina Technical Report”). Where applicable, please refer to the NI 43-101 technical report entitled "Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina" dated February 3, 2020 with an effective date of September 30, 2019, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Paulo Roberto Bergmann, FAusIMM, Bernardo Horta de Cerqueira Viana, MAIG and Leonardo de Moraes Soares, MAIG, all of GE21 for technical information and assumptions related to the 2019 mineral reserve and mineral resource estimate (the “2019 Xavantina Technical Report”). Where applicable, please refer to the NI 43-101 technical report entitled "Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina" dated January 21, 2019 with an effective date of August 31, 2018, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Paulo Roberto Bergmann, FAusIMM, Bernardo Horta de Cerqueira Viana, MAIG and Leonardo de Moraes Soares, MAIG, all of GE21 for technical information and assumptions related to the 2019 mineral reserve and mineral resource estimate (the “2018 Xavantina Technical Report”).

QUALIFIED PERSONS AND THE NI 43-101 TECHNICAL REPORT

Mr. Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), MAusIMM (No. 3219148) has reviewed and approved the scientific and technical information contained in this press release. Mr. Monteiro is Resource Manager of the Company and is a “qualified person” within the meanings of NI 43-101.

The Company will file the associated NI 43-101 compliant report on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), and publish this report on the Company’s website (www.erocopper.com), within 45 days of this press release, which will serve as an update to the 2020 Xavantina Technical Report.

QUALITY ASSURANCE & QUALITY CONTROL

Current QA/QC Program

At the Xavantina Operations, the Company is currently drilling on surface with third-party contracted core drill rigs. During the period from September 2020 to September 2022, third party drill rigs were operated by Servitec Foraco Sondagem S.A. who is independent of the Company. Drill core is logged, photographed and split in half using a diamond core saw at our secure core logging and storage facilities. Half of the drill core is retained on site and the other half-core is used for analysis, with samples collected on a minimum of 0.2 meters and a maximum of 2.0 meters with an average length of 0.5 meters. Sampling commences at least 1.0 meter before the start of the mineralized zone and continues at least 1.0 meter beyond the limit of the mineralized zone. Sample collection is performed at our core logging facilities with all sample preparation performed at ALS Brasil Ltda.'s laboratory or SGS Geosol - Laboratórios Ltda's laboratory, both of which are located in Goiânia, Brazil. Samples are analyzed by the certified laboratories of ALS Peru S.A. or SGS Geosol - Laboratórios Ltda, both of whom are independent of the Company. Gold content is preferentially determined using screen fire assay. If the sample isn't sufficiently weighted, fire assay is used. All sample results used in the preparation of the 2022 updated mineral resource and reserve estimate have been monitored through a quality assurance and quality control ("QA/QC") program that includes the insertion of certified standards, blanks and field duplicates at a rate of one standard, one blank, and one field duplicate sample per every 20 samples for a blended rate of approximately 5%.

QA/QC Validation

The QA/QC validation process undertaken for the 2022 updated mineral resource and reserve estimates for the Xavantina Operations is consistent with the process set out in the 2020 Xavantina Technical Report.

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines, the Surubim mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. which owns the Xavantina Operations (formerly known as the NX Gold Mine), namely comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected production at the Xavantina Operations; the realization of the 2022 LOM Plan; the estimation of mine life, mineral reserves and mineral resources; the discovery of additional mineralized veins and the associated positive impact on throughput rates; the significance of any particular exploration program or result and the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration and the potential to convert any portion of the inferred mineral resource base to economically viable mineral reserves; estimated completion dates for certain milestones; estimated commencement date for mining of certain mineralized zones; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company's Annual Information Form for the year ended December 31, 2022 and dated March 7, 2023 (the "AIF") under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with Ni 43-101 and the CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended, which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.